UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TELEMAR INCREASED SIZE OF DEBENTURE OFFERING TO R$2.16 BILLION

Rio de Janeiro, March 29, 2006 – Telemar Norte Leste S.A., an operating subsidiary of Tele Norte Leste Participações S.A. (NYSE:TNE) filed today with the Brazilian securities authority, CVM, the registration for R$ 2.16 billion in debentures. The offering consisted of two tranches: the first, with R$1.62 billion in par value at a cost of 103% of CDI and a five-year maturity; and the second, with R$ 540 million in par value at a cost of CDI + 0.55% and a seven-year maturity.

The Company and coordinators decided to raise the offering size from the initially proposed R$ 1.6 billion due to the strong demand from investors.

The extremely competitive rates achieved by the company during the bookbuilding process reflect the considerable interest from investors for high quality credits, such as Telemar.

The offering was settled on March 27, 2006.

Further details available at the Debenture Prospectus (in Portuguese), at the following link:

http://www.telemar.com.br/ri/edite/EditeArquivo.asp?Nome=9_ARQUIVO_001&EditeCodigoDaPagina=1998

For more information, please contact: TNE – INVESTOR RELATIONS Email: invest@telemar.com.br
Roberto Terziani - 55 (21) 3131-1208 Carlos Lacerda - 55 (21) 3131-1314 Fax: 55 (21) 3131-1155	GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416 Fax: 1-646-284-9494